UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 29, 2022

Open Props Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-1775277
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

12816 Inglewood Avenue #637
Hawthorne, California 90250

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (302) 658-7581

Title of each class of securities issued pursuant to Regulation A: Props Tokens

Item 9. Other Events

Open Props Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Semiannual Report on Form 1-SA for the fiscal semiannual period ended June 30, 2022 (the “2022 Form 1-SA”) by the prescribed due date, for the reasons described below.

In July 2019, the Company originally qualified an offering of Props Tokens, a cryptographic token created by the Company that resides on the Ethereum blockchain, under Regulation A under the Securities Act of 1933 ("Regulation A"). On August 13, 2021, the Company announced that it intended to end its Regulation A offering of Props Tokens in December 2021, and to stop supporting the “Props Network,” a blockchain-based infrastructure that was designed to include an open, decentralized network of consumer-facing mobile and web-based apps that incorporated the Props Tokens into their operations. As of December 16, 2021, the Company ended the Regulation A offering of Props Tokens and discontinued its primary business operations, and no longer retains the services of any full-time staff. As a result, the Company has not been able, as of the date of the filing of this Form 1-U, to finalize its financial statements for the fiscal semiannual period ended June 30, 2022 and to complete and file the 2022 Form 1-SA by the prescribed due date.

The Company is continuing its efforts to finalize its financial statements for the semiannual period ended June 30, 2022 and to complete and file the 2022 Form 1-SA within a reasonable amount of time after the date of the filing of this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN PROPS INC.

By:	/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer

Date: September 29, 2022